UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On October 30, 2026, EUDA Health Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), held its 2026 Extraordinary General Meeting (the “Meeting”) of the Shareholders at which the shareholders voted for three (3) proposals, each of which is described in details in the Notice and Statement of Proxy (the “Proxy Statement”) mailed by the Company to its shareholders, and filed by the Company on a Form 6-K with the U.S. Securities and Exchange Commission, on October 13, 2026. On October 8, 2026, the record date of the Meeting, there were 2,994,325 Ordinary Shares issued and outstanding and entitled to vote at the Meeting. There were 2,088,134 Ordinary Shares voted in person or by proxy, representing 69.74% of the total eligible votes, thereby constituting a quorum. All three proposals presented at the Meeting were approved by the shareholders.

Proposal No. 1

The first proposal (“Proposal No. 1”) was to approve (1) the change of the maximum number of shares authorised for issuance from: an unlimited number of shares of one class of no par value to (i) an unlimited number of Class A ordinary shares with no par value; and (ii) 2,000,000 Class B ordinary shares with no par value (“Change in Authorised Shares”); (2) the re-designation and re-classification (the “Re-classification”) of (a) a total of 437,824 shares held by Tan Meng Dong and his affiliate to 437,824 Class B ordinary shares; (b) 1,562,176 authorised but unissued shares to 1,562,176 authorised but unissued Class B ordinary shares; (c) the remaining 2,556,501 outstanding shares to 2,556,501 authorised and issued Class A ordinary shares; and (d) all authorised but unissued shares to authorised but unissued Class A Ordinary Shares; and in each case having the rights and restrictions set forth in the Amended M&A (as defined below).

FOR	AGAINST	ABSTAIN
2,086,971	1,163	0

Proposal No. 2

The second proposal (“Proposal No. 2”) was to approve the adoption of the amended and restated memorandum and articles of association, a form of which was attached to the Proxy Statement as Exhibit A (the “Amended M&A”), in substitution for, and to the exclusion of, all then existing memorandum and articles of association.

FOR	AGAINST	ABSTAIN
2,086,972	1,161	1

Proposal No. 3

The third proposal (“Proposal No. 3”) was to approve the adjournment of the EGM to a later date or dates or sine die, if necessary or desirable, at the discretion of the directors, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

FOR	AGAINST	ABSTAIN
2,086,996	1,137	1

Shortly after the Meeting, the Company filed the Amended M&A with the Registrar of Corporate Affairs in the British Virgin Islands, which became effective immediately upon the filing thereof. A copy of the Amended M&A is filed as Exhibit 99.1 to this Current Report.

Exhibits

99.1	Amended and Restated Memorandum of Association and Articles of Association of EUDA Health Holdings Limited, adopted and filed on October 30, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 3, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer

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